UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

APRIL 13, 2011

SEVEN ARTS PICTURES PLC
(Exact name of registrant as specified in its charter)

England	333-158669
(State or other jurisdiction of incorporation)	(Commission File Number)

136-144 New Kings Road London SW6 4LZ, UK	W1J 7SG
(Address of principal executive offices)	(Zip Code)

44 (203) 006-8222
Registrant's telephone number, including area code

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

SEVEN ARTS PICTURES PLC
(A UK Corporation)
(Unaudited)

Seven Arts Pictures PLC Condensed Consolidated Statements of Operations and Other Comprehensive Income /(Loss)
(unaudited)

		Six months ended December 31,	Six months ended December 31,
	Notes	Fee2010	2009
Revenue:
Film Revenues	2	$1,237,952	$699,439
Fee related revenues	14	570,029	2,283,538
Total Revenues	2	1,807,981	2,982,977

Cost of Sales:
Amortization of Film Costs	7	(695,620)	(461,092)
Other Cost of Sales		(250,088)	(341,448)
Total Cost of Sales		(945,708)	(802,540)

Gross Profit		862,273	2,180,437

Operating Expenses:
General & Administrative Expenses		(338,358)	(1,445,113)
Total Operating Expenses		(338,358)	(1,445,113)

Profit Before Interest and Taxes		523,915	735,324
Net Interest (Expense) Income:
Interest paid	3	(702,094)	(458,914)
Interest received	3	368	110,380
Net Interest (Expense)/Income	3	(701,726)	(348,534)

(Loss)/Profit Before Taxes and Other Income		(177,811)	386,790

Other income		-	150,000
Change in debt derivative		(31,454)	-
Profit/(Loss) Before Taxes		(209,265)	536,790

Provision for Tax	4	-	-

(Loss)/Profit After Taxes		(209,265)	536,790
Other Comprehensive Income (Loss):
Foreign Exchange Translation		(323,910)	18,059
Net (Loss)/Income		(533,175)	518,731

Earnings/(Loss) per share in cents	5	(2.6)	7.7
Diluted Earnings/(Loss) per share in cents	5	(2.6)	6.6

See accompanying notes to the unaudited condensed consolidated financial statements

Seven Arts Pictures PLC
Condensed Consolidated Balance Sheet
(unaudited)

		December 31,	December 31,
	Notes	2010	2009
Assets
Cash and Cash Equivalents	1.16	11,842	$(18,622)
Trade Receivables	6	956,888	2,214,598
Due from Related Parties	6	3,183,182	1,487,765
Other Receivables and Prepayments	6	1,007,541	1,200,746
Film Costs	7	23,600,963	24,093,888
Property and Equipment	8	21,297	35,586
Total Assets		28,781,713	$29,013,961

Liabilities & Shareholders Equity
Accounts Payable and Accrued Liabilities	9	4,797,469	$4,785,113
Participation & Residuals	9	502,693	723,671
Other Loans	10	1,644,166	1,771,447
Film & Production Loans	10	15,876,640	15,365,623
Deferred Income		1,471,869	2,519,413
Debt derivative & discount		-	-
VAT Payable – Zeus		1,470,707	1,631,320
Total Liabilities		25,763,544	$26,796,587

Shareholders Equity/(Deficiency)
Issued Capital	13	15,476,474	$16,194,999
Convertible Debentures		3,432,450	3,432,450
Additional Paid In Capital		9,965,034	7,518,481
Receivable From EBT		(2,121,458)	(2,480,176)
Accumulated Deficit		(21,413,746)	(20,938,093)
Translation Reserve		(2,111,321)	(2,029,018)
Profit/(Loss) Current Period		(209,265)	518,731

Shareholders Equity/(Deficiency)		3,018,168	$2,217,374

Total Liabilities & Shareholders Equity/(Deficiency)		28,781,713	$29,013,961

See accompanying notes to the unaudited condensed consolidated financial statements

Seven Arts Pictures PLC
Condensed Consolidated Statement of Cash Flow (unaudited)

	Six months ended December 31,	Six months ended December 31
	2010	2009
Cash flow from operating activities

Net income/(loss)	(209,265)	$536,790

Depreciation of property & equipment	7,310	6,760
Amortization of film cost	695,620	461,091
Forgiveness of debt		(150,000)
Bad Debts	(24,000)
Changes in assets and liabilities
Trade receivables	545,512	(635,512)
Zeus receivables		-
Intercompany accounts	(161,998)	(369,167)
Capitalized film assets	(487,714)	(1,387,493)
Other assets	(744,391)	517,517
Accounts payable	78,497	707,092
Other current liabilities	41,185	(45,954)
Deferred income - Zeus	-	1,155,803
Debt derivative & discount	-	-
Net cash provided by/(used in) in operating activities	(259,244)	$796,927

Cash flow from Investing Activities
Purchase of property and equipment	(2,218)	(2,234)
Purchase of investments		-
Net cash provided by/(used in) in investing activities	(2,218)	$(2,234)

Cash flow from Financing Activities
Proceeds from/(repayment of) notes payable	(780,474)	(1,070,000)
Issuance of common stock	1,350,869	20,185
Net cash provided by/(used in) in financing activities	570,395	$(1,049,815)

Net increase/(decrease) in cash	308,933	$(255,122)

Cash and cash equivalents at Beginning of year	26,818	28,793

Currency translation Adjustment	(323,910)	207,707

Cash and cash equivalents at End of year - computed	$11,842	$18,622

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for
Interest	-	107,956
Income taxes	-	-

Non cash investing and financing transactions:
Accounts receivable applied against Loan set off	$1,334,561	$667,866

See accompanying notes to the unaudited condensed consolidated financial statements

CONSOLIDATED STATEMENTS OF DEFICIENCY IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED MARCH 31, 2008, JUNE 30, 2008, JUNE 30, 2009 AND JUNE 30, 2010 and DECEMBER 31, 2010

	£1 Conv, Redeem Pref Shares		Non Redeem Conv Loans		Common Stock		Deferred Stock		Add'l paid in	Accumulated Deficit	Translation Adjustment	Total
	Shares	USD	Shares	USD	Shares	USD	Shares	USD	USD	USD	USD	USD

Balance, March 31, 2007	3,000,000	$5,668,800		$3,432,450	4,336,800	$1,883,079	13,184,000	$11,636,594	$3,650,308	$(21,473,796)	$(800,558)	$3,996,877
Issued to Unique Fidelity Engineering (£1.50 per share)					34,000	$16,950			$84,749			$101,699
Issued to US Dry Cleaning Inc (£0.75 per share)					500,000	$249,264			$498,525			$747,789
Option issued for the period									$121,518			$121,518
Net Profit/ (loss) for the period										$(4,557,885)		$(4,557,885)
												$-
Balance, March 31, 2008	3,000,000	$5,668,800		$3,432,450	4,870,800	$2,149,292	13,184,000	$11,636,594	$4,355,100	$(26,031,681)	$(800,558)	$409,998
Option issued for the period									$59,926			$59,926
Net Profit/ (loss)										$356,621	$5,249	$361,870
Balance, June 30, 2008	3,000,000	$5,668,800	-	$3,432,450	4,870,800	$2,149,292	13,184,000	$11,636,594	$4,415,026	$(25,675,060)	$(795,309)	$831,793

Exercise of Options Bob Oppenheim Oct 08 (£0.756 per share)					12,500	$5,161			$10,446			$15,607
Pref Share Conversion - EBT (£0.25 per share)	(2,500,000)	$(4,129,000)			2,000,000	$825,800			$3,303,200			$-
Exercise of Option M Arata Dec 2008 (£1.05 per share)					10,000	$4,129			$13,246			$17,375
Trafalgar Allotment May 2009 - cancellation of warrants (non-cash)					34,000	$14,038			$(14,038)			$-
Options issued for period end June 30 2009									$195,521			$195,521
Apollo Transaction									$(408,553)			$(408,553)
Share options subscribed M Garstin 2 Dec 08 pd $200,000									$221,142			$221,142
Capital contribution EBT									$(2,480,176)			$(2,480,176)
Net Profit/ (loss)										$4,736,965		$4,736,965
Translation adjustment											$(1,413,066)	$(1,413,066)
											.
Balance, June 30, 2009	500,000	$1,539,800	-	$3,432,450	6,927,300	$2,998,420	13,184,000	$11,636,594	$5,255,814	$(20,938,095)	$(2,208,375)	$1,716,609

Chris Bialek options-27 Oct 09					10,000	$4,037			$19,781			$23,818
Adjust payable by SAP Inc on above @ par value					40,000	$16,148			$103,852			$120,000
Receiveable from SAP Inc on above transaction									$(120,000)			$(120,000)
Translation Adj - Dec 09											$179,359	$179,359
Tfr Share options M Garstin to loan 2 Dec 08 pd $200,000									$(221,142)			$(221,142)

Balance, Dec 31, 2009	500,000	$1,539,800	-	$3,432,450	6,977,300	$3,018,605	13,184,000	$11,636,594	$5,038,305	$(20,938,095)	$(2,029,016)	$1,698,644

Eden loan 100,000 shares @ 25p Dec 09					100,000	37,405			219,754			$257,159

Pref Share Conversion - EBT (£0.25 per share)	(500,000)	$(748,100)			400,000	$149,620			$598,480			$-

23/4/10 EBT - 60,000 @ $2.285 exc $1.5793/£1 shares to Eden									$133,661			$133,661

8/6/10 EBT - 122,000 @ $1.7 exc $1.457/£1 shares to Inc									$212,980			$212,980

Interest charged to EBT									$(46,827)			$(46,827)
Interest reversed to EBT									$178,904			$178,904
Transfer balance of Redeem to Sh Prem		$(791,700)							791,700			$-
Profit & Loss - 30 June 2010										$(475,651)		$(475,651)
Translation adjustment											$241,604	$241,604

Balance, Jun 30, 2010	-	$-	-	$3,432,450	7,477,300	$3,205,630	13,184,000	$11,636,594	$7,126,957	$(21,413,746)	$(1,787,412)	$2,200,474

Asher & Trafalgar shares Dec 10					1,337,340	$634,250			$716,619			$1,350,869
Profit & Loss - 31 Dec 2010										$(209,265)		$(209,265)
Translation adjustment											$(323,910)	$(323,910)

Balance, Dec 31, 2010	-	$-	-	$3,432,450	8,814,640	$3,839,880	13,184,000	$11,636,594	$7,843,576	$(21,623,011)	$(2,111,322)	$3,018,168

Seven Arts Pictures Plc - Six Months Ended December 31, 2010 and 2009
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Basis of consolidation and presentation – Interim Financial Statements

The consolidated financial statements included the financial statements of Seven Arts Pictures Plc (“SAP Plc”), and its wholly owned subsidiaries, Seven Arts Filmed Entertainment Limited (“SAFE Ltd”), Seven Arts Filmed Entertainment (UK) Limited, Cinematic Finance Limited and Cinematic Finance (Equicap) Ltd, herewith refer as (the “Group” or “Seven Arts”). All significant intercompany balances and transactions have been eliminated on consolidation.

The financial information as of and for the six months ended December 31, 2010 and 2009 is unaudited but includes all adjustments (consisting only of normal recurring adjustments) that the Group considers necessary for a fair statement of its financial position at such dates and the operating results and cash flows for those periods.

The Group consolidates the revenues and expenses of Seven Arts Pictures Louisiana LLC (“SAPLA”), a related party or an affiliated company, solely as such relate to film distribution revenues and fee related revenues controlled by the Group and payable to the Group.  The Group does not control SAPLA and is not responsible for the losses or indebtedness of SAPLA, except with respect to a guarantee of one loan for a post-production facility.

The Group engages in transactions with affiliates under which the affiliates produce and deliver motion pictures to the Group and in the case of SAPLA are also constructing a production facility for such productions. None of these affiliates are variable interest entities or special purpose entities required to be consolidated in accordance with SIC-12, Consolidation – Special Purpose Entities issued by the International Accounting Standards Board (the “IASB”).

Nature of the Business

The Group consists of the independent motion picture production companies engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. USA/Canada) and foreign theatrical markets and for subsequent post theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view and free television.

1  Accounting policies

1.1  Basis of accounting

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU”) the Companies Act 2006 and Article 4 of the International Accounting Standard (“IAS”) Regulations. In addition, the Group also complied with IFRS as issued by the IASB.

The Group produces and acquires motion pictures for distribution in theatres, on home entertainment and/or for television exploitation. The Group operates in one principal business segment as a motion picture producer and distributor. Whether considered individually or in combination, the Group’s business as both a motion picture producer and distributor, do not constitute separate segments under IFRS 8 Operating Segments.  The Group believes that all of its businesses are functionally and financially similar.

The Group has also engaged in various transactions under which it has received cash proceeds from the transfer of tax credits or other tax benefits associated with its motion picture productions.  Any such proceeds are generally treated as a reduction in the production costs of the applicable motion picture.

a)
To the extent such tax benefit proceeds would exceed the capitalized cost of the film or represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

b)	To the extent that the Group were to receive benefits from tax advantaged investments relating to

a.	a picture that has not commenced production by a particular date and that investment is forfeited such that the Group has no further obligations to the investor (See note 1.3)
b.	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

1.2 Transition from UK GAAP to IFRS

The consolidated financial statements of the Group as of December 31, 2010,and December 31, 2009 ("the financial statements") have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.  IFRSs are standards and interpretations that have been adopted by the IASB.  These standards include:

a.	International Financial Reporting Standards (IFRSs);
b.	International Accounting Standards (IASs) and;
c.	Interpretations by the International Financial Reporting Interpretation Committee (IFRICs) or its predecessor, the Standing Interpretations Committee (SICs).

1.3  Total Revenues

Revenues earned by the Group can be classified into two categories:-

1)	Film revenues: earned from the exploitation of our new productions, back catalogue and third party productions taken on as sales agent

2)
Fee-related revenues:  Producer’s fees income earned by the Group on productions controlled by the Group is earned when the Group is entitled to receive under a binding agreement a fixed sum irrespective of the distribution revenue from that picture.

Film revenues

The Group’s specific film revenue recognition policies recognize revenue from a sale (minimum guarantee – non refundable advances) or licensing arrangement (royalty agreement) of a film when all of the following conditions are met:

a.	Persuasive evidence of a sale or licensing arrangement with a customer exists.
b.
The film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and   unconditional delivery. (i.e. the “notice of delivery”(NOD)  has been sent and there is a master negative available for the customer)

c.	The license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale.
d.	The arrangement fee is fixed or determinable.
e.	Collection of the arrangement fee is reasonably assured.

A written agreement with clients (purchase order, letter, contract, etc.,) indicating the film name, territory and period is required for the recognition of revenue. Revenue is recognized when the performance criteria in the contracts have been met. The customer generally confirms agreement by their signature on the contract:

Minimum guarantee revenue (i.e. non-refundable advances) is recognized as and when the film is available for delivery to the respective territories.   Cash deposits received on the signing of the contracts are recorded as deferred income until the film is available for delivery (as described above) at which point the deposit revenue is recognized.  The Group does not recognize any revenues relating to minimum guarantee on any motion picture or amortization expenses on that picture until United States theatrical release if it has agreed with the licensees that delivery or payment of minimum guarantee will be delayed for any material period of time to permit such a theatrical release.

Royalty revenue which equates to an agreed share of gross receipts of films is recognized as income as and when the Group is notified of the amounts by the customers through their royalty reports.

Fee-related revenues

Many countries make tax credits available to encourage film production in the territory. Seven Arts benefits from tax credits in

a)	the UK and several other European territories for their European productions
b)	Canada for their Canadian productions
c)	Louisiana for their US productions
d)	Tax preferred financing deals

In the majority of circumstances these tax credits are treated as a reduction in the capitalized costs of the film assets they are financing. However, to the extent such tax benefit proceeds would

a)	exceed the capitalized cost of the film or
b)	represent fee income not applied to production cost, such proceeds are accounted for as producers’ fees income where relevant producers contracts are in place.

In addition, to the extent that the Group was to receive benefits from tax advantaged investments relating to

a)	a picture that has not commenced production by the investment agreement closing date that investment is forfeited such that the Group has no further obligations to the investor
b)	third party productions taken on by the Group as sales agent/distributor then such benefits are also recorded as producer fees income

One of the risks for the investor associated with these tax advantaged investments is that a particular picture will not start production within the investment agreement period therefore giving an asset value of $Nil to their slate of investments. The contract with the Group will generally state that there is no recourse to the Group and associated companies as this is one of the many risks of the film industry that the investors are made aware of on signing the investment agreements. Therefore, when a picture has not commenced production by the investment agreement closing date that investment is forfeited and the Group has no further obligations to the investors.  These financing schemes are part of the general operations of the Group in its role of producer.  Fee revenues in the most recent period to December 31, 2010 included $570,029 additional producer fee associated with films produced in Louisiana.  Film revenues for the same period was $707,952.

1.4 Investments

Investments are held at the lower of cost or net realizable value, and reviewed annually for any impairment charges. As of December 31, 2010 the Group has no outstanding investments.

1.5 Film costs

Film costs include the unamortized costs of completed films which have been produced by the Group or for which the Group has acquired distribution rights, libraries acquired as part of acquisitions of companies and films in progress and in development.  For films produced by the Group, capitalized costs include all direct production and financing costs, capitalized interest and production overhead.

Costs of acquiring and producing films are amortized using the individual-film-forecast method, whereby these costs are amortized and participations and residuals costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films. The great majority of a film's costs (80% or more) are generally amortized within three years of the picture's initial release.

Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release. Film costs are stated at the lower of amortized cost or estimated fair value. Individual film costs are reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film is less than its unamortized cost. The fair value of the film is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Impairment is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films may be required as a consequence of changes in management’s future revenue estimates.

Films are included in the general “library” category when initial release dates are at least three years prior to the acquisition date.

Films in progress include the accumulated costs of productions which have not yet been completed. Films in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date they are determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

1.6 Property and equipment and depreciation

Property and Equipment are stated at cost less accumulated depreciation.  Depreciation is provided for using the following rates and methods:

Computer equipment and software	2 - 5 years straight line
Furniture and equipment	2 - 5 years straight line

1.7 Income taxes

Income taxes are accounted for by providing for the relevant tax charge as an asset or liability.  The financial accounting and reporting for income taxes allows recognition and measurement of deferred assets based upon the likelihood of realization of tax benefits in future years.

Deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established when management determines that it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment. The Group is not part of any consolidation return filed in the United States.

1.8 Foreign currency translation

Foreign currencies

The results of the Group have not, to date, been materially impacted by exchange rate fluctuations. The accounts are presented in US Dollars, the functional currency of the main operational company SAFE Ltd. The functional currency of the holding company SAP Plc and other entities located in the UK is in the Great British Pounds (the “GBP”). The books of the foreign entities are converted to US Dollars at each reporting period dates.

The Group translates the foreign currency financial statements into US Dollars using the year or reporting period end or average exchange rates. Assets and liabilities of the foreign entities were translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates in effect for the periods presented. The cumulative translation adjustment is included in the accumulated other comprehensive gain (loss) within shareholders’ equity (deficit). Foreign currency transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations.

Where possible, the Group seeks to match United States Dollar income with United States Dollar expenditure.  To date the Group has not hedged any transactional currency exposure but will keep such exposures under review and where appropriate may enter into such transactions in future.

1.9 Derivative instruments and hedging activities

The Group’s policy is not to use derivative or hedging financial instruments for trading or speculative purposes, except certain embedded derivatives derived from certain conversion features or reset provision attached to the convertible debentures.
.
1.10 Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the financial statements relate to ultimate revenue and costs of its films; estimates for other allowances; income taxes and impairment assessments for film costs and equipment. Actual results could differ from such estimates.

1.11 Re-classifications

Certain reclassifications have been made to prior year or period’s data to conform with the current year’s presentation. These reclassifications had no effect on the reported income or losses.

1.12 Accounts receivables

Receivables are recognized at the initial amount of the invoice.  As a result of the nature of the Group’s activities, accounts receivables are generally of a short-term nature. However, any receivable whose recovery date was distant would be measured at its present value.  The Group does not charge interest on late payment of trade receivables and loans.

Reserve for doubtful accounts represent a provision charged to reflect management's best estimate of the likelihood that certain of the Group’s accounts receivable may not ultimately be collected.  This provision is based on historical experience and relevant facts and information regarding collectability at the time and will be adjusted up or down over time with the benefit of actual results.

Any receivable outstanding is only written off after management has deemed the receivable to be uncollectible, under the terms of the agreement and or based on the financial conditions of the customers at each reporting period.  As of December 31, 2010, the Group had a credit of $24,000 for bad debts provided in previous periods and subsequently recovered.  The Group determines its allowance by considering a number of factors, including the length of time receivables are past due, the Group’s previous loss history, the customer’s current ability to pay its obligation to the Group, and the condition of the general economy and the industry as a whole.

Substantially all of the trade receivables at face value as reflected in the consolidated financial statements are pledged as security for borrowings by the Group.

1.13 Accounts payables

All operating trade payables (including notes payable and accrued supplier invoices) relate to the purchase of goods and services including those related to media space purchases as an agent. These payables are due within and or less than one year. However any payable whose due date was more than one year would be measured at its present value. The Group did not have any such payables during the periods presented.

1.14 Fair value of financial instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, receivables due from and payable to related parties, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Cash and cash equivalents are recognized at fair value considering quoted market prices if available for the same or similar instruments. Long-term debt is based on estimated market prices for similar instruments, considering interest rates currently available in connection with bank loans with similar terms and due dates.

1.15 Share based payments

The fair value of the employee services received in exchange for the grant of options is recognized as an expense in accordance with IFRS 2.  The total amount to be expensed over the vesting period is determined by reference to the fair value of the options determined at the grant date, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets) by use of an option-pricing model.  Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. This estimate is revised at each balance sheet date and the difference is charged or credited to the profit and loss account.

1.16 Cash and cash equivalents

The cash and cash equivalents of the Group consisted of cash balances held on deposit with banks, of which $(728) is denominated in US Dollars and $12,570 denominated in GB Pounds, as of December 31, 2010. These deposits earn interest at the relevant bank interest rates, which are all floating rates of interest.  These annual interest rates ranged from 4.5% to 8.5% for the period to December 31, 2010, and 2.1% to 5.8% for the period to December 31, 2009.

1.17 Convertible preference shares and debentures accounted for as equity transactions

All convertible preference shares may be converted into ordinary shares on the election of the shareholder and are not contingent on certain events. The principal term of the Group’s convertible debentures and shares are as follows:

1. Langley Park Investment Trust Plc (“Langley”) has converted £1,250,000 of its convertible redeemable debentures (“Debentures”) into 1,000,000 ordinary shares, which are included in the ordinary shares outstanding after December 31, 2008.  Langley’s remaining Debentures £1,750,000, or $3,432,450 (at the prevailing exchange rate as of March 31, 2007) are potentially convertible into 1,400,000 ordinary shares on a 4 to 1 basis. The remaining £1,750,000 ($3,432,450 @ 1.9614) of convertible debentures is convertible into a maximum of 1,400,000 ordinary shares at 4:1 conversion depending on the share price on the date of conversion. The original Langley agreement stated that the debentures were convertible at 2:1 when the original share price was £0.5 and above, increasing to 4:1 if the original share price was £0.25 or less. After the 5:1 reverse split the conversion parameters became 2:1 at £2.5 and above and 4:1 at £1.25 and below. The Group also agreed to grant Langley options to acquire the number of ordinary shares equal to the difference, if a positive amount, between (a) the number of ordinary shares into which the original amount of debt would have been convertible at a conversion price of £0.5 less the aggregate number of ordinary shares into which the original amount of the debt has actually been converted at the date of conversion. The exercise price of the option shall be the fixed conversion price of £0.5. As of June 30 2010 there were no such options granted.

There is no due date or required due date on the Group’s Debentures. The Debentures rank junior to all the Group’s indebtedness and senior only to its ordinary and preference shares; accordingly these Debentures have been accounted for as equity transactions.

2. The Group employed Smith and Williams Trustees (Jersey) Limited to help set up an Employee Benefit Trust ("EBT") in December, 2008.  The Trust is a significant shareholder of the Group and is controlled by the Trustees. Shortly thereafter, the EBT entered into an agreement to purchase the 3,000,000 convertible preference shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the Group, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Group at a nominal interest rate and, to date, the Group has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, to the EBT which has paid them over to Armadillo. The Group has guaranteed the second and third installments that the EBT owes Armadillo, aggregating £1,000,000. The EBT in turn owes the Group £1,300,000 excluding interest and any repayments made on this loan.  This amount has been booked as contra equity, which is a deduction from shareholders’ equity.  The EBT will owe the Group an additional £1,000,000 when the Group has made good on its obligation. Armadillo has a lien over approximately 1,300,000 of the ordinary shares currently held by the EBT until the final £1,000,000 is paid to Armadillo.

1.18 Employee benefit plan

The Group established the Seven Arts Employee Benefit Trust (“EBT”) for the purpose, among others, of acquiring 3,000,000 of the Group’s preference shares from Armadillo Investments Plc (see above).  EBT is governed by a Trust Deed that the Group entered into with the trustees.  Under the Trust Deed, the Trustees have absolute control over the Trust although the Group may recommend options to the trustees. The Group has the right after approval of the audit committee to restrict the Trust’s right to vote its shares of the Group to prevent the Trust from taking control of the Group and the right to remove the Trustees under certain circumstances for the same purpose. The Group has no interest in the profits or losses of the Trust on the Group’s shares and does not control the actions of the Trustees in the sale or use of these shares. The Group has no control or significant influence on EBT. All cash and ordinary shares owned by EBT are held by EBT for the benefit of the Group’s United Kingdom employees.

On October 30, 2008 the EBT reached an agreement to acquire these shares for £1,500,000 plus the return of 1,600,000 of Armadillo investments Plc (“Armadillo”) ordinary shares. On that date the Group advanced £500,000 as the first of three equal installments together with 1,600,000 shares of Armadillo Investments Plc. The EBT acquired 3,000,000 of the Group’s convertible preference shares from Armadillo.  Seven Arts has guaranteed the remaining two payments due to Armadillo aggregating £1,000,000, but has not yet advanced these payments to EBT, so EBT is in default on both payments due to Armadillo. On November 20, 2008, EBT converted 2,500,000 of these preference shares into 2,000,000 of the Group’s ordinary shares.

On June 30, 2010 the EBT converted the remaining 500,000 preference shares to 400,000 ordinary shares.

As of December 31, 2010 the EBT owned approximately 20% of the Group’s outstanding ordinary shares.

As at December 31 2010 the EBT had pledged 1,333,333 ordinary shares to Armadillo to secure the sum due to Armadillo, which pledge will be terminated when the EBT pays the £1,000,000 to Armadillo.

At December 31, 2010, the loan receivable from EBT amounted to £804,039 ($1,258,723). Subsequent to December  31, 2010, the EBT has sold 447,167 ordinary shares of the Group it owned and returned the proceeds to the Group in part settlement of the loan.

As of February 9, 2011, 750,000 shares of the Group were issued to New Moon Pictures LLC who then pledged the shares to Armadillo Investments Ltd who in turn have:

a ) extended the terms of the repayment of the £1,000,000 due from the EBT to June 30, 2011
b) reduced their lien over the 1,333,333 shares currently held by the EBT to 1,000,000 shares

1.19 New accounting pronouncements

The Group has evaluated each of these new standards listed below that have become effective and does not believe they have any impact on the Group’s financial position, results of operations or cash flows.  For the new standards that are not yet effective, the Group is currently evaluating whether their adoptions when effective will have any material impact on its financial position, results of operations or cash flows, but does not expect the impact, if any, to be material.

 IFRS Standards and Interpretations issued and EU adopted

Title	Issued	Effective date
IAS 39 Financial Instruments: Recognition and Measurement (Amendment) – Eligible Hedged Items	Jul-08	Accounting periods beginning on or after	01/07/2009
IFRIC 17 Distributions of Non-cash Assets to Owners	Nov-08	Accounting periods beginning on or after	01/07/2009
IFRS 7 Improving Disclosures about Financial Instruments Amendments to IFRS 7 Financial Instruments: Disclosures	Mar-09	Accounting periods beginning on or after	01/01/2009
IFRIC 18 Transfers of Assets from Customers	Jan-09	Accounting periods beginning on or after	01/07/2009
Amendment to IAS 32 Classification of Rights Issues	Oct-09	Accounting periods beginning on or after	01/02/2010
Amendments to IFRS 2 Group Cash-settled Share-based Payment Transactions	Jun-09	Accounting periods beginning on or after	01/01/2010
Improvements to IFRS (detail below)	April 09	Accounting periods beginning on or after	01/01/2010
Amendments to IFRS 1 Additional Exemptions for First-time Adopters	Jul-09	Accounting periods beginning on or after	01/01/2010
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	Nov-09	Accounting periods beginning on or after	01/07/2010
IFRIC 14 (Amendment) Prepayments of a minimum funding requirement	Nov-09	Accounting periods beginning on or after	01/01/2011
Revised IAS 24 Related Party Disclosures (Issued 4 November 2009)	Nov-09	Accounting periods beginning on or after	01/01/2011
IFRS 1 Amendment – Limited exemption from IFRS 7 Disclosures for first time adopters	Jan-10	Accounting periods beginning on or after	01/07/2010

IFRS standards and interpretations issued by IASB but not yet EU approved

IFRS 9 Financial Instruments	Nov-09	Accounting periods beginning on or after	01/01/2013
Annual Improvements to IFRS (detail below)	May 10	Accounting periods beginning on or after	01/07/2010
Annual Improvements to IFRS (detail below)	May 10	Accounting periods beginning on or after	01/01/2011

2  Revenues and profits before taxes

Revenues earned by the Group can be classified into two categories: film revenues and fee-related revenues (see note 1.3).

a)
Film revenues consist of minimum guarantees from distributors, royalties earned either collected or receivable, and other fees or income associated with the sale of the Group’s motion pictures. Film revenues information by geographical areas is as follows:

Film revenues for the period amounted to $1,237,952.

b)	Fee related revenues in the period ending December 31, 2010 consisted of:

Producer’s fees of $570,029 earned on the Louisiana pictures, collected by SAPLA and due to the Group under the agreement between SAPLA and the Group.

Fee related revenues in the period ending December 31, 2009 consisted of:

1.
$1,796,140 of net fee income derived from the Equicap transactions, a structured finance transaction with UK investors who invested in certain of the Group’s motion picture and distribution activities.  The fee items related to the Equicap transactions were contractually due to Seven Arts Pictures Louisiana LLC (“SAPLA”), but collected and recorded by the Group under the Group’s agreement with SAPLA. Two of the three Equicap transactions have been fully accounted for.

2.
Producer’s fees of $487,397resulting from certain infrastructure expenditures relating to its post-production facilities in Louisiana made by the Group. This item was collected by SAPLA and used to pay group expenses.

All of the Group's revenues and profits before taxes in each of the two periods derived from the financing, production and distribution of films.

3  Net Interest Expense

	Six months ended	Six months ended
	December 31,	December 31,
	2010	2009
	$	$
Interest paid
Production loans interest paid	345,946	373,772
Corporate loans interest paid	335,888	66,222
Bank interest paid	20,260	18,920
Total interest paid	702,094	458,914
Interest received
Interest received	368	110,380
Total interest received	368	110,380
Net interest (expense)/ income	701,726	348,534

4  Taxes

Income taxes

The Group is subject to income taxes in the United Kingdom. International Accounting Standard (IAS) 12, Income Taxes (“IAS 12”), which is accompanied by two interpretations: SIC-21 Income Taxes - Recovery of Revalued Non-Depreciable Assets (“SIC-21”), and SIC-25, Income Taxes - Changes in the Tax Status of an Entity or its Shareholders (“SIC-25”) requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carry forwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is probable or a valuation allowance is applied. The Group has no net deferred tax assets in the periods presented.

Based on general criteria of IAS 12 and International Accounting Standard 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), the Group recognizes the impact of an uncertain income tax position on the income tax return at the largest amount that is probable to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it is determined that its likelihood of being sustained is not probable. Additionally, IAS 12 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The tax effects of temporary differences between income for financial reporting and taxes that gave rise to significant portions of the deferred tax assets as of the six month period ended December 31, 2010, and the six month period ended December 31, 2009, were as follows:

Long term gross deferred tax asset	Six months ended	Six months ended
	December 31,	December 31,
	2010	2009
	$	$

Net operating loss carry forwards	12,340,448	12,042,924
Capital loss carry forwards	5,282,804	5,602,162

Total long-term deferred tax assets	17,623,252	17,645,086
Less: valuation allowance	(17,623,252)	(17,645,086)

Net long-term deferred tax assets	0	0

Accordingly, deferred tax assets are not recognized for net operating loss carry forwards resulting from tax benefits occurring from previous years.

As a result of the adoption IAS 12, the Group recognizes tax benefits associated with the exercise of stock options and vesting of restricted share units directly to stockholders’ equity (deficiency) only when realized. A tax benefit occurs when the actual tax benefit realized upon an employee’s disposition of a share-based award exceeds the deferred tax asset, if any, associated with the award.

The Group’s practice is to recognize interest and/or penalties related to income tax matters in income tax expense. For all periods, interest and penalties were negligible. The Company is subject to taxation in the United Kingdom. With a few exceptions, the Group is subject to income tax examination by United Kingdom tax authorities for the fiscal years ended March 31, 2005 and forward. However, to the extent allowed by law, the taxing authorities may have the right to examine prior periods where net operating losses (“NOLs”) were generated and carried forward, and make adjustments up to the amount of the NOLs.

	Six months ended December 31,	Six months ended December 31,
	2010	2009
	$	$

Current tax charge/(credit)	0	0

Factors affecting the tax charge for the year:

(Loss)/Profit before taxes	(209,265)	518,731

(Loss)/Profit before taxes multiplied by the standard rate of UK corporation tax of 2010: 28% (December 31, 2009 28%)	(58,594)	145,245

Effects of:
Non deductible expenses	74,413	2,075
Non taxable income	-	(681,391)
Excess of amortization over tax deductions	0	0
Excess of capital allowances over depreciation	0	0
Tax losses carried forward	(15,819)	534,071
Current tax charge/(credit)	0	0

 As of December 31, 2010 the Group had operating losses of approximately $12,340,448 (2009:$12,042,924) to carry forward against future operating profits.

As of December 31, 2010, the Group had capital losses of approximately $5,282,804 (2009:$5,602,162) to carry forward against future capital profits.

A deferred tax asset has not been recognized in respect of the timing losses relating to these losses of the Group as there is insufficient evidence that the asset will be able to be recovered.  This asset would only be able to be recovered if the Company itself were to make sufficient profits.

5  Earnings per share

The Group calculates net income (loss) per share in accordance with International Accounting Standard 33, Earnings per Share (“IAS 33”). Basic net income (loss) per share is calculated based on the weighted average common shares outstanding for the period presented and all have been adjusted to reflect the Group’s 5:1 reverse stock split which occurred on December 31, 2008.

	Six months ended	Six months ended
	December 31,	December 31
	2010	2009
	$	$

Retained profit/(loss) for the period	(209,265)	536,790

Earnings/(loss) per share (in cents)	(2.6)	7.7
Diluted earnings/(loss) per share (in cents)	(2.6)	6.6

Continuing operations
Earnings/(loss) per share (in cents)	(2.6)	7.7
Diluted earnings/(loss) per share (in cents)	(2.6)	6.6

The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.  The diluted earnings per ordinary share are calculated based on the weighted average number of shares outstanding plus the weighted average number of potential ordinary shares, as follows:

	Six months ended December 31, 2010	Six months ended December 31, 2009

Weighted average number of ordinary shares for the purposes of basic earnings per share	7,957,522	6,934,677

Effect of dilutive potential ordinary shares:
- convertible preference shares	-	218,525
- convertible debt	-	700,000
- share options	-	247,500

Weighted average number of ordinary shares for the purposes of diluted earnings per share	7,957,522	8,100,702

6  Receivables

	Six months ended	Six months ended
	December 31,	December 31 ,
	2010	2009
	$	$
Amounts falling due within one year:
Trade receivables	956,888	2,214,598
Other receivables
Intercompany receivables	3,183,182	1,487,765
Prepayments	1,007,541	1,200,746
Zeus prepayments	-	-
Total	5,147,611	4,903,109

Amounts falling due after more than one year:
Other receivables

Total receivables	5,147,611	4,903,109

7.  Film Costs

	2010 $	2009 $
Film costs as of June 30,	23,808,869	22,902,513

Additional costs incurred	487,714	1,652,466
Third party Investments/ Tax Credits	-	-
Amortization of film costs during period	(695,620)	(461,092)

Film costs as of December 31,	23,600,963	24,093,888

The net book value of all films as of December 31, 2010 includes $18,940,547 relating to films released since April, 2007 and $4,660,416 relating to pictures in development.

Over 98% of the Group's pictures released before April 2007 have been fully amortized and it is envisaged will have a net book value of $nil as of June 30, 2011.

Capitalized film costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of future cash flows resulting from the use of the asset, and its eventual disposition. Measurement of an impairment loss for the assets is based on the fair value of the asset as estimated using a discounted cash flow model.

The Group anticipates that approximately 78% of the outstanding film costs on the balance sheet as of December 31 2010 will be amortized within the next three years, and an amortization level of 80% is anticipated to reach in the first quarter of the fourth year. The Group anticipates that $4 million (30%) will be amortized in 2011.

8.  Property  and Equipment

	2010	2009
	$	$
Net book value as of June 30,	26,389	40,112

Additions	2,218	2,234
Depreciation charge for the period	(7,310)	(6,760)
Net book value as of December 31,	21,297	35,586

9.  Accounts Payable

	December 31,	December 31,
	2010	2009
	$	$

Accounts payable	2,801,579	2,619,258
Accrued liabilities	1,995,890	2,165,855
Participation & residuals	502,693	723,671
Deferred income	1,471,869	2,519,413
Taxes Payable (i)	1,470,707	1,631,320
Debt derivative	-	-
	8,242,738	9,659,517

(i)	Taxes payable in both periods relates to Value Added Tax attributed to the Zeus transaction. VAT was $1,470,707 as of December 31, 2010 and $1,631,320 as of December 31, 2009.

10.  Bank, Production and Corporate loans

Loan maturity analysis
	December 31,	December 31,
	2010	2009
	$	$
Due within one year
Bank loans - Zeus	-	-
Corporate loans	1,644,166	1,771,447
Film & Production loans	15,876,640	15,365,623

Total due within one year	17,520,806	17,137,070

Due in more than 1 year but less than 5 years
Film & Production loans	-	-

Total Bank, Production and Corporate loans	17,520,806	17,137,070

Production loans arose from the financing of motion pictures and are secured with an interest in the associated motion pictures.

Detail of these production loans is shown below.

●
An original loan of $7,500,000 taken out from Cheyne Specialty Finance Fund LLP ($6,500,000) senior debt and Arrowhead Consulting Group Limited ($1,000,000) -subordinated debt. The Cheyne portion of the loan was acquired by the SAFE Ltd for payment of $6,500,000 in April 2008, leaving a balance still owed by the Group of $1,000,000 due to Arrowhead Consulting Group Limited but subordinated to the collection of $6,500,000 plus interest from certain pictures after June 30, 2008.  The $1,000,000 balance of the loan is secured with all of the income over and above the $6,500,000 plus interest from six films (Deal, Noise, Pool Hall Prophets, A Broken Life, Mirror Wars and Boo) as well as with a secondary security interest in certain film library assets (behind Arrowhead) and a first security interest in 1,607,000 shares of the Group owned by Seven Arts Pictures Inc. The Group is in litigation with the liquidator of Arrowhead Consulting Group regarding the $1,000,000 plus accrued interest and whilst it believes this debt will never be paid due to its subordination to the senior loan, the Group has nevertheless accrued for both the loan and accrued interest as of December 31, 2010.

●
A security interest in favor of Palm Finance Corporation ("Palm") was lodged at Companies House in January 2008, by the Group to cover loans made by Palm to finance the films Nine Miles Down, The Pool Boys and Autopsy.  The Group entered into two senior financing loan and security agreements with Palm Finance Corp (“Palm”) to finance the production costs of The Pool Boys, Autopsy and Nine Miles Down dated May 7, 2007 and December 17, 2007. These loans are secured by the revenues to be collected from these motion pictures. The revenues so far collected have been insufficient to repay the majority of these loans, primarily as result of management’s decision to delay the release of these films. The original principal amount of the Palm loan for The Pool Boys and Autopsy are $5,500,000 including  $700,000 of accrued interest, and for Nine Miles Down was $4,000,000 including $750,000 of accrued interest. The outstanding balance on these loans as at December 31, 2010 was 6,682,663 (Pool Boys/Autopsy) and $4,314,056 (Nine Miles Down). The accrued interest was added to the loan during the loan term.

New Financing Agreement with Palm Finance
The Group entered into a new financing agreement with Palm Finance in November 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAPLA for $1,000,000 and agreed to advance an additional $1,800,000 to complete renovation and construction of this facility. Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property. As part of this deal the Group have entered into an agreement with Palm extending the due date of the loans on American Summer and Autopsy and Nine Miles Down to December 31, 2011.

Corporate loans

●
Trafalgar Loan

On October 15, 2008 the Group borrowed £1,000,000 from Trafalgar Capital Special Investment Fund (“Trafalgar”). On September 2, 2009 the Group repaid Trafalgar $1,000,000 (about £698,934) as a partial payment against this loan, with the remaining balance subject to repayment in cash or convertible to the ordinary shares of the Group at the conversion terms as agreed between Trafalgar and the Group. On June 22, 2010 an amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to December 31, 2010, and the Group agreed to issue 340,000 ordinary shares to settle a portion of the debt. Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 340,000 ordinary shares.   All of the 340,000 shares have been sold in the market before December 31, 2010. A further amended agreement was entered into with Trafalgar for an extension of the due date of the convertible debentures to March 31, 2011, and the Group agreed to issue 425,000 ordinary shares to settle a portion of the debt (see subsequent events note 16). Trafalgar agreed to reduce the loan amount from the proceeds it receives from selling the 425,000 ordinary shares. The balance outstanding on the loan after sale of these 425,000 shares is expected to be approximately $225,000. The per-share value is determined as the amount recovered by Trafalgar on sale thereof in the market and Trafalgar may “put” these shares to the Group at £1.00 per share on April 30, 2011 if not previously sold.  We intend to pay the balance of the sum due to Trafalgar by similar conversion of our shares.

●
 Asher Loan

In May, June and September 2010, the Group issued an aggregate of $200,000 Convertible Promissory Notes to Asher Enterprises, Inc. (“Asher Notes”) that mature on March 11, 2011, March 17, 2011 and June 24, 2011, respectively. The Asher Notes bear interest at a rate of 8% per annum and can be convertible into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Asher Notes, at the holder’s option, at the conversion rate of 60% of the market price of the lowest three trading prices of the Group’s ordinary shares during the ten-day period ending one trading day prior to the date of the conversion notice is sent by the note holders via facsimile.

The Group has identified the embedded derivatives related to the Asher Notes.  These embedded derivatives included certain conversion features and reset provision.  The accounting treatment of derivative financial instruments requires that the Group record fair value of the derivatives as of the inception date of Asher Notes and to fair value as of each subsequent reporting date.  At the inception of the Asher Notes, the Group determined a fair value of $178,187 on the embedded derivative.  The fair value of the embedded derivative was determined using the Black Scholes Option Pricing Model based on the following assumptions:

Dividend yield:	-0-%
Volatility	133 ~ 142%
Risk free rate:	0.25 ~ 0.37%

During the six month period  ended December 31, 2010, the Company issued an aggregate of 268,562 shares of common stock in full settlement of the $100,000 Convertible Promissory Note dated May 2010  and related interest.  In addition, the Company paid remaining two Convertible Promissory Notes in aggregate of $120,000 in cash.  As such, the Company recorded amortization of $178,187 as debt discount for the six months ended December 31, 2010 and $32,008 loss on change in fair value of debt derivative.

●
Convertible Notes issued August 30, 2010

On August 30, 2010, the Group issued an aggregate of $470,000 Convertible Debt to qualified investors that mature on February 28, 2011. The Convertible Debts bear interest at a rate of 15.0%  per annum and can be convertible into the Group’s ordinary shares beginning on the date which is one hundred twenty (120) days following the issuance of the Convertible Debt, at the holder’s option, at the conversion rate of $0.75 per share, subject to certain changes.  At maturity, the Company shall redeem the Convertible Debt at the holder's option i) cash redemption price of 125% of par value payable or ii) the Group's common shares based on 75% of the  of the market price of the lowest three trading prices of the Group’s ordinary shares during the twenty-day period ending one trading day prior to the date of the conversion notice is sent by the note holders via facsimile.

The maturity dates and interest rates applicable to the Group’s funded indebtedness and third party guarantees are as follows:

Film Production and Corporate Loans
Six months to December 31, 2010

Lender	Amount outstanding		Applicable interest rate	Status
Film & production loans	At December 31, 2010	At December 31, 2009

Arrowhead Consulting Group	$1,879,877	$1,100,000	19-23% Variable	Subordinated

Palm Finance Corporation	6,682,663	6,157,634	18% Fixed	Forbearance agreement

Palm Finance Corporation	4,314,056	3,973,931	18% Fixed	Forbearance agreement

Blue Rider Finance Inc	782,844	1,342,688	22.5% per annum plus 4% of outstanding indebtedness for each 30 days period the indebtedness remains outstanding after December 15, 2008	Due on demand

120dB Film Finance LLC	219,000	607,256	No stated interest rate	Due on demand

Cold Fusion Media Group LLC	554,155	825,103	10% Fixed	Due on demand

Parallel Media	1,444,045	1,359,013	No stated interest rate	Due on demand

Film & production loans	$15,876,640	$15,365,625

Other loans
Trafalgar Capital Specialized Investment Fund	$917,821	$1,197,164	9% Fixed	Forbearance agreement

Scarborough/ Sendero/ Aqua (net)	482,447	-	15%
Michael Garstin	-	216,215	No loan arrangement in place

Lion House	243,898	358,066	30% Fixed	In default

Other loans	$1,644,166	$1,771,445

Total loans	$17,520,806	$17,137,070

The loan amount at December 31, 2010 included accrued interest in the amount of $5,788,679 (2009: 5,238,407).

11.  Share capital

	Period ended	Period ended
	31-Dec	31-Dec
	2010	2009
	$	$
Authorized
6,000,000, £1 convertible, redeemable preference shares for all periods.	11,337,600	11,337,600

102,636,800 common shares of £ 0.25 each for all periods.	45,278,595	45,278,595

13,184,000 deferred shares of £0.45 each for all periods	11,636,594	11,636,594

	68,252,789	68,252,789
Allotted and called up
500,000 as at December 31, 2009; 3,000,000, £1 convertible, redeemable preference shares for other periods.	-	1,539,800

8,814,640 (2009:6,977,300) as at December 31, 2010 common shares of £0.25	3,839,880	2,984,387

13,184,000 deferred shares of £0.45 each for all periods.	11,636,594	11,636,594

	15,476,474	16,160,781

In the six months ended December 31, 2010 the group added an aggregate of 1,337,340 shares of common stock including 729,000 shares issued to consultants in exchange for services rendered, 340,000 shares issued to Trafalgar pursuant to the amended loan agreement detailed in note 10 and 268,340 shares issued to Asher Enterprises in exchange for conversion of notes payable in the aggregate amount of $200,000.

12.  Derivatives and other financial instruments

Financial instruments

The Group’s financial instruments comprise cash balances, items such as trade receivables and trade payables that arise directly from its operations, convertible loan notes, convertible redeemable preference shares and loans taken out from banks and other third parties.  Financial instruments such as investments in, and advances to, subsidiary undertakings and short-term receivables and payables have been excluded from these disclosures.

The Group relies on loans taken out from banks and other third parties to fund its investment in the production of motion pictures and to minimize the liquidity risk that it faces. The strategy in relation to these loans is to minimize the interest rate and to maximize the flexibility of repayment terms.  The reliance on loans to provide finance is clear from the significant balances included within loans payables at the period end and the extent to which favorable terms have been achieved on these loans is indicated in the disclosures below.

The main risks arising from the Group’s financial instruments are foreign currency risk, interest rate risk, liquidity risk, credit risk and price risk.

Foreign currency risk

The Group receives distribution income from overseas, normally in US Dollars. Consequently, its trade receivables are largely denominated in US Dollars. It also maintains a significant part of its cash in US Dollars.  The Group’s exposure to exchange rate fluctuations is currently deemed to be low, since the majority of its liabilities are also denominated in US Dollars. Therefore, the Company does not hedge against this risk.

All transactions in GB Pounds are in the opinion of Management either immaterial or outside the ordinary course of business and therefore there is no policy for mitigation of risks associated with conversion of GB Pounds to US Dollars.

An analysis of the monetary assets of the Group as of December 31, 2009, showing the amount denominated in each currency, is as follows:

	Denominated in Sterling	Denominated in US Dollars	Total
Trade receivables	0	956,888	956,888
Other receivables	749,210	258,331	1,007,541
Prepayments

Assets	749,210	1,215,219	1,964,429

Trade payables	2,161,519	640,060	2,801,579
Accrued liabilities	56,618	1,939,272	1,995,890
Participation & residuals	0	502,693	502,693
Corporate loans	1,644,166	0	1,644,166
Film & Production loans	0	15,876,640	15,876,640
Deferred income	93,489	1,378,380	1,471,869
Taxes Payable	1,470,707	0	1,470,707
Debt derivative		551,399	551,399
Liabilities	5,426,499	20,888,444	26,314,943

Liquidity risk

Management monitors liquidity risk regularly by way of preparing cash flow forecasts and ensuring that adequate loan facilities are in place prior to the commencement of principle photography for any film.

Credit risk

The Group has a large number of customers, primarily sub-distributors who are located all over the world. Certain of these customers are large and well-known companies and these are not generally regarded as presenting a credit risk.  However, certain of the smaller customers are considered to be a potential credit risk, and the Group manages such risk to the extent possible by maintaining regular contact with those customers who owe the Company money.

Price risk

The Group manages the risk of goods and services being obtained at a higher than necessary price by ensuring that all purchases above a certain value are authorized by a Director prior to the purchase order being placed.

Production and corporate loans due within one year are included in the Company's Balance Sheet as financial liabilities.  Production Loans of $15,876,640 as of December 31, 2010 are all denominated in US Dollars; corporate loans of $1,644,166 are denominated in GB Pounds.

The analysis of financial liabilities is, as follows:

	Period ended	Period ended
	31-Dec	31 Dec
	2010	2009
	$	$

Fixed & variable rate - production and corporate loans	17,520,806	17,137,070
Interest free - production loans		-
Floating rate - bank loans		-

Total financial liabilities	17,520,806	17,137,070

The fixed rate financial liabilities have fixed interest rates for the entire term of each loan.  The weighted average interest rate of these fixed rate liabilities on the production loans was 13.9% for the six month period ended December 31, 2010, 15.5% for the six month period ended December 31, 2009.

Those loans where no interest was payable were all loans made to fund the production of motion pictures that were repayable from the proceeds of each motion picture in accordance with a defined payment schedule.  The period over which these loans are repayable, therefore, depends on the performance of each motion picture.

The financial assets of the Group are cash balances held on deposit with banks. As of December 31, 2010, the Group had only nominal cash balances. Such deposits earn interest at the relevant bank interest rates, which are generally fixed.

The fair value of all the financial assets and liabilities of the Group are considered to be equal to their stated value.

13.  Share based payments

The weighted average exercise price of the share options outstanding at  December 31, 2010 is $1.48.  The weighted average exercise period of these options and warrants is 36 months.

The Group has no stock option plan but grants stock options from time to time based on performance of its employees and contractors as determined by the Board of Directors. There is, therefore, no specific number of the Group’s shares available for future grants.

The current value of stock options granted by the Group, by period, is as follows:

	6 months ended	6 months ended
	31-Dec	31-Dec
Number of options granted	2009	2009

Outstanding at beginning of period	217,500	257,500
Granted	0	0
Exercised	0	(10,000)
Cancelled or expired	0	0

Outstanding at end of period	217,500	247,500

The weighted-average grant-date fair values for options granted during the six months ended December 31, 2010 was $0, ($0 for the six month period ended December 31, 2009)

Employee – Options

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (Years)	Options	Exercisable	Options

$1.54	100,000	0.42	$1.54	100,000	$1.54
$1.46	20,000	1.67	$1.46	20,000	$1.46
$1.54	60,000	0.85	$1.54	60,000	$1.54
$1.46-1.54	180,000	0.69	$1.53	180,000	$1.53

In addition, the Group has granted stock options in the following amounts in connection with financing services provided:

Non employee – Options

	Options Outstanding			Options Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Exercise		Exercise
Range of	Number of	Remaining	Price of	Number of	Price of
Exercise	Shares	Contractual	Outstanding	Shares	Exercisable
Prices	Outstanding	Life (Years)	Options	Exercisable	Options

$1.125	37,500	0.07	$1.125	37,500	$1.125

14.  Related party transactions

•  Employment Agreement

The Group engaged Kate Hoffman as an employee and director, who is the daughter of Peter Hoffman, our Chief Executive Officer. The Group has an employment agreement with Kate Hoffman pursuant to which she will act as Chief Operating Officer ad infinitum at a current salary of £52,000 ($85,000) per year plus bonuses and expenses. Ms. Hoffman’s contract contains a non-compete clause whereby she is excluded from competing against the Group for 6 months following the date of her termination. She currently does not have any share options or shares in the Group.

•  Affiliated Group/ or Related party Agreements

Upon acquisition of control of the Group by Seven Arts Pictures Inc. (“SAP Inc.”) in September 2004, Seven Arts Pictures Plc entered into an agreement with Seven Arts Pictures Inc. under which Seven Arts Pictures Inc. provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of Seven Arts Pictures Inc. to the Group for the direct costs thereof Seven Arts Pictures Inc. is a related party by virtue of it being majority owned by Peter Hoffman, the Group’s Chief Executive Officer and a director, and his wife Susan Hoffman.

Certain of the affiliates, controlled by Mr. Hoffman are entitled to be reimbursed by the Group for general overhead incurred by each to conduct business for the Group in amounts approved by the Group and then to be reimbursed for certain third party costs on motion pictures controlled by the Group and to be indemnified for loss costs or damages arising from the conduct of the Group’s business if approved by the Group. The Group have and exercise the right to control through management all material decisions  of all affiliates controlled by Mr. Hoffman to the extent such decisions have any material effect on the Group’s business or results of operations.

Peter Hoffman, controls several companies that are not part of the Group but from which it obtains or transfers distribution rights or other assets related to the business and which control production of the motion pictures. The agreements with Mr. Hoffman and the companies controlled by him provide that all revenues related to the Group’s business payable to Mr. Hoffman or any of these related party companies is due to the Group, except Mr. Hoffman’s salary, bonus and stock ownership.

Pursuant to an inter Group agreement, Seven Arts Pictures Inc. also, from time to time, holds ownership of limited liability corporations in the United States, with all distribution rights and profits thereof being due to Seven Arts Filmed Entertainment Limited. In addition, they also provide other services for Seven Arts Pictures Plc and Seven Arts Filmed Entertainment Limited at no fee other than Mr. Hoffman’s salary and the direct third party costs of the Los Angeles office, all of which are reflected in the financial statements of Seven Arts Filmed Entertainment Limited. These other services are any reasonable requests of the management of the Group including accounting services, audits of distribution statements, collection of accounts receivable, supervision of production of motion pictures and similar day-to-day aspects of the Group’s business.

SAP Inc. has, from time to time, made non-interest bearing advances to the Group and Seven Arts Filmed Entertainment Limited, when the Group has not been able to collect amounts due from third party receivables in time to meet payments required to creditors.  Any such advances that have been made by SAP Inc. have been made solely for working capital purposes.

The Group has from time to time made and received advances from and to Seven Arts Pictures Inc., Seven Arts Future Flow I LLC and various Louisiana limited liability companies referred to above, where the advances from and to these related parties do not bear interest.  The balances of these combined accounts as of December 31 , 2010 amounted to $3,183,182, and $1,487,765 on December 31, 2009., reflecting net amounts due to the Group by these affiliated companies.

•  Apollo Media

Together with SAP Inc, the Group entered into a settlement agreement, dated September 30, 2006, with ApolloMedia GmbH & Co. Film produktion KG (“ApolloMedia”) related to a dispute regarding amounts ultimately payable to ApolloMedia from distribution of the motion picture Stander and one of our subsidiaries’ assumption of indebtedness of approximately $2,000,000 related to Stander.   The Settlement Agreement fully releases the Group from any liability to ApolloMedia in exchange for a payment of $1,800,000 to be made by SAP Inc (of which $175,000 has been paid). In connection with the SAP Inc’s payment obligation of the settlement amount to ApolloMedia, the Group issued 700,000 ordinary shares to SAP Inc. which SAP Inc immediately pledged to ApolloMedia to secure SAP Inc’s obligations under the settlement agreement. SAP Inc has agreed that it will (1) return to the Group all ordinary shares in excess of 400,000 not necessary to satisfy SAP Inc’s obligations to ApolloMedia and (2) deliver to the Group from SAP Inc’s ordinary shares, any ordinary shares in excess of 400,000 in fact sold by SAP Inc to satisfy the indebtedness to ApolloMedia under the settlement agreement.   The shares pledged to ApolloMedia will be sold by Apollo as necessary for ApolloMedia to derive net proceeds of $1,625,000, ($1,800,000 less $175,000) and any pledged shares remaining after such sale will be returned to the Group.

•  Relationship with Seven Arts Pictures Louisiana LLC (“SAPLA”)

The Group license distribution rights to pictures controlled by them to its affiliate, SAPLA which perform distribution services for their motion pictures. All fees payable to SAPLA are subject to the agreements with Mr. Hoffman and his affiliates described above.

A distribution agreement that we entered into with SAPLA later assigned by SAPLA to Seven Arts Pictures Louisiana (Equicap) LLC (“SAPLA Equicap”) pursuant to which the Group granted SAPLA the right to distribute our motion pictures in return for a distribution fee of 20% of the revenues generated from these films, SAPLA and SAPLA Equicap are obligated under the related party agreements described above to pay and has permitted us to retain 100% of all such distribution fees.

Upon commencement of business of SAPLA’s production and post-production facility in New Orleans,. Louisiana, SAPLA and an affiliate, Seven Arts Filmed Entertainment LLC (“SAFE LA”) will be the lessee of those facilities and under the related party agreement all profits of SAFE LA if any will be returned to the Group under the agreements with Mr. Hoffman and his affiliates.

The Group’s affiliate SAPLA entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Group. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of December 31 2010 and December 31, 2009.In November 2010, the Group and SAPLA entered into an updated financing agreement with Palm Finance related to this indebtedness. (See loans  note 10 )

•  Loan to Gone to Hell from Palm Finance

Together with SAP Inc, the Group has guaranteed a $4,000,000 loan on December 17, 2007 between Palm Finance Corporation (“Palm”) and Gone To Hell Ltd., a company controlled by the Chief Operating Officer and Director Kate Hoffman, in exchange for the distribution rights to the movie, Nine Miles Down. The loan was made exclusively to finance the motion picture Nine Miles Down and is secured by the distribution rights to that motion picture.  The loan carries an annual rate of interest of 15% and became due on June 30, 2009. The Group has entered into a forbearance agreement with Palm in extending the due date of this loan to December 31, 2011.

•  Loan to Gone to Hell Limited from SAP Plc

As of June 30, 2008, an amount of $1,738,689 was owed to Seven Arts Pictures Plc by Gone to Hell Limited a movie production Group that is owned by Kate Hoffman, the Group’s Chief Operating Officer, a director and the daughter of the Group’s Chief Executive Officer, a director and a shareholder.  As of June 30, 2009 the Group had determined not to seek for collection of repayments and this loan was canceled and accounted for as investment by the Group in film costs for Nine Miles Down. The loan was initially created as SAP Plc paid certain costs on behalf of the production company Gone to Hell over and above the $4 million production loan from Palm Finance.

•  Loan from Cold Fusion

The Group entered into a loan and security agreement dated January 15, 2009 in the amount of $750,000 as a borrower together with SAP Inc and certain limited liability companies (SPV’s) controlled by SAP Inc in connection with the production of the motion picture Night of the Demons (“NOTD”).  The Group guaranteed the loan in exchange for the distribution rights to the picture. The loan was made to the Group to finance NOTD and is secured by the distribution rights to NOTD.  The loan bears an annual rate of interest of ten percent (10%) per annum.  The loan became due on or about March 31, 2010 and is being repaid from distribution revenues of NOTD. At December  31, 2010, the balance due to Cold Fusion amounted to $554,155 including unpaid accrued interest.

•  Employee Benefit Trust

The Group employed Smith and Williams Trustees (Jersey) Limited to help set up an Employee Benefit Trust ("EBT") in December, 2008.  The Trust is a significant shareholder of the Group and controlled by the Trustees.. The EBT entered into an agreement to purchase the 3,000,000 convertible preference shares held by Armadillo Investment Trust ("Armadillo") for £1,500,000, to be paid in three equal installments of £500,000, and the return of the 1,600,000 ordinary shares in Armadillo owned by the Group, valued at £800,000 for an aggregate purchase price of £2,300,000. The agreed upon purchase price was to be loaned to the EBT by the Group at a nominal interest rate and, to date, the Group has advanced £500,000 as the first of three equal installments, together with the 1,600,000 ordinary shares of Armadillo, valued at £800,000 in the Group’s books, to the EBT which has paid them over to Armadillo. The Group has guaranteed the EBT’s remaining debt of £1,000,000 representing the second and third installments, but has not yet advanced these amounts. The EBT has repaid £495,961 of the £1,300,000 by December 31, 2010 by selling ordinary shares owned by the EBT to creditors of the Group. Subsequent to December 31, 2010 the EBT has sold 447,167 ordinary shares of the Group it owned and returned the proceeds to the Group in part settlement of the loan. (see Subsequent Events note 16).

 15.  Contingent liabilities

● Fireworks Litigation

Seven Arts Pictures Plc and Seven Arts Pictures Inc are currently jointly in litigation with Fireworks Entertainment Inc. and CanWest Entertainment Inc., both companies registered in the United States of America, regarding the Group’s title to certain pictures acquired from these entities. The litigation has progressed to mediation. The legal costs have been charged to administration expenses as incurred. Should the Group not be successful in retaining its title to the picture library, the Group could also be required to compensate the defendants for their costs.

The Group prevailed in a motion for summary adjudication on February 10, 2011 and will recover attorney fees previously deposited with the Canadian courts. As a result the Group now has a declaration by the Canadian court that the CanWest defendants infringed copyrighted works owned by the Group. The Group will now pursue Contentfilm to recover these copyrighted works and substantial damages for use of the copyrighted works after their purported acquisition from CanWest. The Group may incur up to $200,000 in legal expenses to pursue this claim but expects to recover those fees from Contentfilm.

● Jones Film

The Group, its subsidiary Seven Arts Filmed Entertainment Limited, and a related party, Seven Arts Pictures Inc. (“SAP INC”), were the subject of an arbitration award of approximately $900,000 against them for legal fees and interest thereon relating to an ongoing dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party, and potential loss of further distribution rights in this motion picture.  The Federal District Court enforced this arbitration award, and the Group is seeking relief from that decision.  The Group has accrued for the liability in the amount of $800,000 including approximately $100,000 of accrued interest at December 31, 2010. The remaining interest, costs and fees has been guaranteed by SAP INC.

● Arrowhead Target Fund

Seven Arts Future Flow I (“SFF”), a limited liability Group owned by SAP Inc., one of the Group’s controlling shareholders and a Group controlled by Mr. Hoffman, obtained financing from the Arrowhead Target Fund, Ltd. (“Arrowhead”) of approximately $8,300,000 (the “Arrowhead Loan”).  The Group secured the Arrowhead Loan with liens on 12 motion pictures that generated revenues of $820,026 in the Fiscal Year Ended June 30, 2009, $2,739,800 in the Fiscal Year Ended March 31, 2008 and $544,478 in the three month period ended June 30, 2009. The Group’s only liability is to repay the Arrowhead Loan from the proceeds of the film assets pledged against the Arrowhead Loan. The Group is not required to repay the Arrowhead Loan from any of its other assets or revenues.

The Arrowhead Loan became due in February 2009 and SFF has not paid the outstanding principle and interest due thereon. Arrowhead has the right to foreclose on the pledged film assets, but has not done so at the present time. SFF has received a default notice to this effect and as a result Arrowhead is now collecting directly all sums receivable by the Group with respect to these motion pictures, and has appointed a new servicing agent for these motion pictures with the result that the Group no longer controls the licensing of these motion pictures. Failure to repay or refinance the Arrowhead Loan could result in a material disposition of assets through the loss of the Group’s rights to the twelve motion pictures and related loss of revenues in amounts that are difficult to predict.

As a result of the foregoing, the Group has removed all assets accounts relating to the twelve motion pictures pledged to Arrowhead and has removed the corresponding limited recourse indebtedness from the Group’s consolidated balance sheet at fiscal year ended June 30, 2009, due to the fact that the loan was a limited recourse loan and the Group had no further obligations to Arrowhead beyond the pledged film assets.

The Arrowhead Target Fund has filed an action on September 22, 2010 which seeks recovery from the Group of the monies which the Group has retained under its interpretation of the relevant agreements with Arrowhead.  In addition, Arrowhead makes substantial additional claims against the Group, Mr. Hoffman and Seven Arts Pictures Inc. regarding claimed breaches of the terms of the operative agreements, including failure to properly account, failure to turn over materials, failure to remit monies collected, and similar matters.  The claims against the Group for these breaches of warranties for damages are $8,300,000 although Arrowhead states no basis for this amount.  The Group does not believe there is any basis to the Arrowhead claims except with respect to the monies withheld by the Group based on its interpretation of the applicable agreements.  The Group intends to aggressively defend these claims but is currently in settlement discussions with Arrowhead regarding the reacquisition of the 12 motion pictures subject to the Arrowhead transaction.  However, the ultimate outcome of these claims can not be determined at this time.

● Arrowhead Capital Partners – AGC Loan

The Group and several affiliates were named as defendants in an action by Arrowhead Capital Partners Ltd filed in the Supreme Court of New York County of New York State purportedly served on May 24, 2010, seeking to collect $1,000,000 plus interest (the “ACG Loan”) due to Arrowhead Consulting group LLC (“ACG”) as well as foreclosure on the collateral granted as part of the Cheyne Loan described above in note 13 under “Production Loans”. The ACG Loan is fully subordinated to repayment of the Cheyne Loan, which has not been repaid, and a subsidiary of the Group has been assigned all Cheyne’s rights under the subordination provision of the Cheyne Loan. As a result Management does not believe that ACG has the right to maintain this action to collect any monies or to foreclose on any collateral pursuant to the Cheyne Loan. The Group intends to vigorously defend against this action, the Group has nevertheless accrued for both the loan and accrued interest as of December 31, 2010.

● Silverback – Hungarian co-producer

The Group has obtained a final judgment from the Queen’s Bench in England for approximately $300,000 erroneously converted to fees by a Hungarian co-producer on the motion picture Nine Miles Down. The Group is seeking to collect these fees back through enforcement by Hungarian courts and currently a bailiff has been appointed to collect the monies due in Hungary. The incorrectly appropriated fees have been included in the film asset in prior years. Capitalised film costs will be reduced upon collection of these fees.

   ● Stonewood/Nine Miles Down

A settlement agreement for $250,000 has been reached with the liquidators of Gone to Hell (GTH) the production company for Nine Miles Down. The main beneficiaries of the GTH liquidation however are Stonewood; owned by the director of GTH and SAP INC for an action it took against the liquidator for interfering in the free distribution of the film. The debt to the liquidation is fully insured but only to the amount that is not payable back to SAP INC and Stonewood as they are the insured parties. The Group has guaranteed the legal costs of this action to make sure it releases the distribution rights to the movie. The Group has accounted for the legal expenses incurred related to this litigation by capitalizing them into film assets in the value of $200,000 as of December 31, 2010, due to the fact that these are direct expenditures that must be adapted to serve as the costs to this particular film.

● Zeus VAT

The Group believes that the accrual of the VAT input refund or output VAT tax with respect to the Zeus transaction is highly uncertain.  Her Majesty’s Customs and Revenue (“HMRC”) raised issues regarding the Zeus transaction as early as May, 2008, and has made no determination regarding any of the inputs or outputs of VAT with respect to the Zeus transaction through today.  The situation is still unresolved in that HMRC have not made a VAT refund to the 17 companies formed by investors in the Zeus transaction (“SAFCO’s”) of the output VAT tax charged by Seven Arts on the supplies made for the SAFCO’s and declared on the Group’s VAT return filed in 2008 and in that HMRC has taken no steps to enforce the collection of the output VAT tax as declared by the Group, as an internal “hold” has been placed on collection by HMRC.  Until and unless this interest is lifted, HMRC will take no action to enforce the collection of the VAT output tax declared by the Group. The amount of VAT at issue is approximately £23,000,000 ($35,000,000) which would be both the amount owed by the Group to HMRC and the amount due to the Group from the SAFCO’s as their refund from HMRC. The collection department of HMRC has stopped the collection of the VAT due from the Group, and to date no notices of interest or penalties have been received. The Group does not expect any penalties or fees will result from the VAT related to the Zeus transaction, accordingly no accrual of interest or penalties have been accrued as of December  31, 2010.

The Group acquired the SAFCO’s as part of the Zeus transaction described above in May, 2009. The SAFCO’s are not consolidated into the Group as the Group still does not have control of the bank accounts and the accounting records.

One of the Group’s affiliates filed an action against Zeus Partners Limited and two of its executives for indemnity in relation to Value Added Tax due with respect to the Zeus Transaction.  The purpose of this action is to protect the Group’s rights with respect to any potential liability to the Group with respect to Value Added Tax arising out of the Zeus Transaction. This action was disallowed by the Court through a technicality, therefore subsequent to the date of the financial statements, December 31, 2010, the SAFCO’s themselves have now filed the same action against Zeus Partners Limited and two of its executives.

● Directors Service Contracts

i)
SAP INC. has an employment agreement with Peter Hoffman pursuant to which he will act as the Group CEO until December 31, 2013. Upon acquisition of control of Group, it entered into a contract with SAP INC. to secure Mr. Hoffman's services solely to the Group as CEO.  In connection with that employment agreement,  Mr. Hoffman has been granted

●	the right to sole responsibility for creative and business decisions regarding motion pictures we develop and produce,

●	a right of first refusal to produce remakes, sequels or prequels of motion pictures produced by Mr. Hoffman and acquired by the Group or any motion picture produced by the Group during his employment,

●	an annual salary of $500,000 per year plus bonuses, expenses and a signing option and

●
a right upon termination without cause to a lump sum payment of approximately $1,500,000, an assignment of all projects in development during the term of his employment and any amounts due upon such compensation as an excise tax.

ii)
The Group has an employment agreement with Michael Garstin pursuant to which he will serve as President until December 31, 2013 at a salary of $200,000 per year plus bonuses and expenses. Subsequent to December 31 2010 Michael Garstin resigned as a director of the Group.

iii)
The Group has an employment agreement with Kate Hoffman pursuant to which she will act as COO ad infinitum at a salary of $85,000 (£52,000) per year plus bonuses and expenses. Ms. Hoffman’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

iv)
The Group has an employment agreement with Elaine New pursuant to which she will act as an executive director ad infinitum at a salary of $225,000 (£150,000) per year plus bonuses and expenses. Ms. New’s contract contains a “non-compete’ clause pursuant to which she will be excluded from competing against the Group for 6 months following the date of her termination.

All of the employment agreements grant us a right to injunctive relief if the respective employee breaches the agreement.  With the exception of Ms. Hoffman’s and Ms. New’s agreements, the employment agreements do not contain “non-compete” clauses.

● Asset Transfer Agreement

As of June 10 2010 the Group proposed to enter an Asset Transfer Agreement, as amended on December 15, 2010, to transfer all of the assets of Seven Arts Pictures plc (“PLC”) (including ownership of all subsidiaries) to Seven Arts Entertainment Inc. (“SAE”), in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC  which is expected to be distributed subject to a future Registration Statement to be filed by the Group.  This transfer was agreed to by our shareholders at our Extraordinary General Meeting on June 11, 2010.  The purpose of this transfer was to eliminate our status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. (See Subsequent Events note 16)

●Guarantee and pledge

Guarantee of the Advantage Capital Loan

Seven Arts Pictures Louisiana LLC, a related party and or an affiliate of the Group entered into a Credit Agreement with Advantage Capital Community Development Fund LLC dated October 11, 2007 for the acquisition and improvement of a production and post production facility located at 807 Esplanade Avenue in New Orleans, Louisiana for aggregate principal advances of up to $3,700,000.  This agreement was guaranteed by the Group. Approximately $3,700,000 has been drawn under the terms of this Credit Agreement, as of December 31, 2010,. The Group has guaranteed this amount.  As of November 2010, the Group entered into a new financing agreement related to this indebtedness

●New Financing Agreement with Palm Finance

The Group entered into a new financing agreement with Palm Finance in November 2010 to refinance the existing indebtedness secured by our production and post production facility in New Orleans, Louisiana under which Palm has acquired the existing credit facility of $3,700,000 plus accrued interest of our affiliate SAPLA for $1,000,000 and agreed to advance an additional $1,800,000 to complete renovation and construction of this facility. Palm’s advance and interest at the rate of 15% per annum are due and payable within five years and are secured by the property at 807 Esplanade Avenue in New Orleans (“Property”) and Louisiana film infrastructure and historical rehabilitation credits, as well as Federal historical rehabilitation credits (“Credits”) associated with the Property. As part of this deal the Group have entered into an agreement with Palm extending the due date of the loans on American Summer and Autopsy and Nine Miles Down to December 31, 2011.

Guarantee of the £1,000,000 due to Armadillo by the EBT

See note 1.21 on the Employee Benefit Trust (See subsequent events note 16)

16.  Subsequent events

● “Fletcher” joint venture

The Group entered into an agreement with BRG Investments, LLC (“BRG”), an affiliate of Fletcher Asset Management, for the investment by BRG of up to $30,000,000 in preferred stock of the Group and the formation of a joint venture (“Venture”) to, among other things, produce and distribute motion pictures and make investments.

Under the terms of the agreement, and upon the satisfaction of certain conditions, BRG will contribute cash and other property valued at $10,000,000 to the Venture and will transfer to the Group interests initially representing 17.5% of the Venture.  In exchange, the Group will issue to BRG $1,750,000 of its newly created Series A Cumulative Convertible Preferred Stock (“Seven Arts Preferred”), convertible into ordinary stock of the Group at $1.176 per share, subject to adjustments provided in the transaction’s documents.  The Seven Arts Preferred will bear dividends at the rate of 12% per annum which can be paid by the Group’s ordinary shares under specified conditions.

BRG may acquire up to an additional $28,250,000 of convertible preferred stock of Seven Arts Entertainment Inc., (“SAE”), (a newly formed Nevada company which became a wholly owned subsidiary of the Group effective  January 27, 2011), for additional interests in the Venture. The Group may elect to pay cash for any tendered interest in the Venture in lieu of issuance of additional convertible preferred stock in SAE to acquire the additional interest in the venture.

As of July 1, 2010, the Group agreed in an Asset Transfer Agreement of that date to transfer all of the assets of Seven Arts Pictures Plc. (“PLC”) (including ownership of all subsidiaries) to Seven Arts Entertainment Inc. (“SAE”), a newly formed Nevada corporation( which became a wholly owned subsidiary of the Group effective January 27, 2011, in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC to be distributed subject to a future Registration Statement to be filed by the Group. This transfer was agreed to by shareholders at an Extraordinary General Meeting on June 11, 2010. The purpose of this transfer was to eliminate the Group’s status as a foreign private issuer and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. The Group’s intention is to redomesticate our business with no change in the economic interests of shareholders.

The conditions to closing of the initial acquisition of convertible preferred stock and the initial expected film investments include completion of the asset transfer agreement, which occurred on January 27, 2011, board approvals and continuing correctness of Seven Arts’ warranties.  BRG may elect to make additional capital available to the Venture.

The revenue share between the Group and Fletcher will be worked out on a film by film basis.

The Venture is intended to expand the worldwide distribution and licensing opportunities for Seven Arts' films as well as provide a springboard to bring in-development Seven Arts projects to completion and for theatrical release in 2011. The purpose of the Venture includes the production and distribution of motion pictures, which may include those developed by Seven Arts.  The Venture designates four Seven Arts motion pictures as potential projects for the Venture, including Seven Arts’ current completed films, The Pool Boys and Nine Miles Down, and Seven Arts’ projects in development Neuromancer and The Winter Queen.  Additionally, Seven Arts expects to handle the worldwide licensing of the Venture projects.  All investment and other decisions on behalf of the Venture will be made by a Board of Managers designated by BRG.

Concurrently with the execution of the investment agreement, Fletcher International Ltd., an affiliate of BRG, acquired approximately 440,000 ordinary shares of SAPX (Seven Arts Pictures Plc) at the five-day weighted average trading price on NASDAQ through December 30, 2010, or about $.83 per share. These shares were bought from the EBT.

The conditions to closing of the initial investment under the investment agreement include completion of the asset transfer and issuance of new ordinary stock of Seven Arts Entertainment to the existing shareholders of Seven Arts, conclusion of certain regulatory matters, board approvals and continuing correctness of Seven Arts warranties.  Seven Arts expects the Venture will be formed and closing will occur in early 2011.

● Sale of Shares by the EBT and Part Repayment of the Loan from SAP Plc

Between June 30 ,2010 and December 31,2010, 387,500 shares were transferred to creditors of the Group and the Trust also sold a further 50,000 shares in the market to cover its administration costs.  In January 2011 the Trust sold a further 447,167 ordinary shares to Fletcher International and returned the proceeds to the Group in part settlement of the loan.

As of February 9, 2011, 750,000 shares of the Group were issued to New Moon Pictures LLC who then pledged the shares to Armadillo Investments Ltd who in turn have:

a)	extended the terms of the repayment of the £1,000,000 due from the EBT to June 30, 2011

b)	reduced their lien over the 1,333,333 shares currently held by the EBT to 1,000,000 shares

As of February 22, 2011 the EBT now owns 1,333,333 shares in SAP Plc or roughly 15% of the total share capital. All shares were sold/transferred at market price on the day of sale/transfer.

● Seven Arts Entertainment Inc.
As of July 1, 2010, the Group agreed in an Asset Transfer Agreement of that date to transfer all of the assets of Seven Arts Pictures Plc. (“PLC”) (including ownership of all subsidiaries) to Seven Arts Entertainment Inc. (“SAE”), a newly formed Nevada corporation( which became a wholly owned subsidiary of the Group effective January 27, 2011), in exchange for assumption by SAE of certain indebtedness and for one share of common stock of SAE for each ordinary share of PLC to be distributed on or before February 28, 2011 subject to a future Registration Statement to be filed by the Group. This transfer was agreed to by shareholders at an Extraordinary General Meeting on June 11, 2010. The purpose of this transfer was to eliminate the Group’s  status as a foreign private issuer which Management hopes to be effective as of April 30, 2011 and to assume compliance with all obligations of a domestic issuer under all applicable state and Federal securities laws. The Group’s intention is to redomesticate our business with no change in the economic interests of shareholders.

● Issuance of new shares
Subsequent to December 31, 2010 an aggregate of 1,775,000 ordinary shares were issued, and accordingly there were 10,589,100 shares of the Group's issued and outstanding ordinary shares as of April 13, 2011.

The shares issued subsequent to December 31, 2010 include 600,000 shares issued to consultants in exchange for services rendered, an aggregate of 425,000 shares issued to Trafalgar pursuant to an amended agreement as described in Note 13, and 750,000 shares issued to New Moon Pictures LLC. The shares issued to New Moon are to be pledged to Armadillo Investments Ltd who in turn have a) extended the terms of the repayment of the £1,000,000 due from the Employee Benefit Trust (EBT) and guaranteed by the Group, to June 30, 2011  reduced their lien over the 1,333,333 shares currently held by the EBT to 1,000,000 shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the preceding financial statements and footnotes thereto contained in this report. This discussion contains forward-looking statements, which are based on our assumptions about the future of the Company’s business. The Company’s actual results may differ materially from those contained in the forward-looking statements.

Overview

Seven Arts Pictures PLC (the “Company”) is an independent motion picture production company engaged in developing, financing, producing and licensing theatrical motion pictures with budgets in the range of $2 million to $15 million for exhibition in domestic (i.e. the United States and Canada) and foreign theatrical markets and for subsequent post-theatrical worldwide release in other forms of media, including DVD, home video, pay-per-view, and free television. The Company endeavors to release many of its motion pictures into wide-theatrical exhibition initially; however, a portion of the Company’s pictures will either receive only a limited theatrical release, or may even be released directly to post-theatrical markets, primarily DVD.  The Company’s pictures that receive limited theatrical release or post-theatrical release typically benefit from lower prints and advertising (“P & A”) cost and, in turn, improved gross profit margins.

No one picture had a principal or controlling share of gross revenues or operating profits in these periods.

Results of Operations

The principal factors that affected the Company’s results of operations have been the number of motion pictures delivered in a fiscal period, the distribution rights of motion pictures produced by others acquired in a fiscal period, the choice of motion pictures produced or acquired by Seven Arts, management’s and talents' execution of the screenplay and production plan for each picture, the distribution and market reactions to the motion pictures once completed, management's ability to obtain financing and to re-negotiate financing on beneficial terms, the performance of our third-party distributors and our ability to take advantage of tax-incentivized financing.  These factors will continue to be, in management’s opinion, the principal factors affecting future results of operation and our future financial condition.  No particular factor has had a primary or principal affect on the Company’s operations and financial condition in the periods discussed below.

The Company’s revenues principally consist of amounts we receive from third-party distributors of its motion pictures. The Company recognizes revenue from license fees as and when a motion picture is delivered to the territory to which the license relates.  A motion picture is “delivered” when the Company has completed all aspects of production and may make playable copies of the motion picture for exhibition in a medium of exhibition such as theatrical, video, or television distribution.

The Company also generates revenue beyond an initial license fee from the Company’s share of gross receipts on motion pictures which the Company recognizes as revenue when the Company is notified of the amounts that are due to the Company. In some fiscal periods, a significant portion of the Company’s revenue derived from sources other than motion picture distribution, including the cancellation of debt and interest income on a financing transaction, but the Company has not derived any such income in the successive comparative financial periods described below.

Pursuant to IFRS, the Company states its motion pictures produced for distribution in the balance sheet at cost less amortization and impairment to date.  Amortization is charged to write down the cost of such assets over their useful lives. For IFRS purposes, these costs are treated as taxable assets and are amortized under the “individual-film-forecast” method.

The Company has also benefited significantly from its ability to raise third party film equity investments in the form of structured financings that have enabled the Company to substantially reduce the cost basis of the Company’s motion pictures and even to record significant fee-related revenues, particularly in the half year ended December 31, 2009.

Six Months Ended December 31, 2010 Compared To Six Months Ended December 31, 2009

Company’s total revenues decreased from $2,982,977 for the six month period ended December 31, 2009 to $1,807,981 in the six month period ended December 31, 2010. A structured finance transaction with UK investors,(“Equicap”), generated fee income of $1,796,140 in the 2009 period which was not replicated in the most recent period. The Company’s revenues in the most recent period included $570,029 additional producer fees associated with films produced in Louisiana compared to £487,398 of similar income in the six months to December 31 2009.. The Company’s revenues derived from the exploitation of motion pictures increased from $699,439 in the six month period ended December 31, 2009 to $1,237,952 in the six months to December 31 , 2010. Film revenues recorded in both periods arose mainly from the distribution by third parties of the motion picture "Deal" in overseas television markets.

Amortization of film costs increased from $461,092 to $695,620 in the six month period ended December 31, 2010; an increase of $234,528.  This is in line with the increase of $538,513 of film revenues in the same period.  Costs of sales, including distribution costs and third party payments, fell from $341,448 to $250,088, mainly relating to “Deal”.

The Company recorded a gross profit of $862, 273 in the six month period ended December 31, 2010 compared to a gross profit of $2,180,437 in the six month period ended December 31, 2009. The majority of this reduction was due to Equicap fee related revenues of $1,796,140 in the half year to December 31st 2009.

Non-capitalized, general and administrative expenses fell from $1,445,113 to $338,358 a saving of $1.1m in the most recent six month period.  This is a result of the Group making a serious effort to reduce salaries, overheads and third party costs. The reversal of salary provisions for a previous director of $400,000 plus staff salary reductions of approximately $108,000 in 2010 as vacancies were not replaced and headcount was reduced plus insurance cost reduction of $114,000 contributed to this saving. Extensive savings made were on external professional fees which were significantly reduced by $334,000 this included accountants, lawyers and tax advisors fees as more work was carried out in house. In addition, there were reversals of bad debt provisions totaling $24,000 also helped reduce the general and administrative costs.

The Group recorded a profit before interest and taxes of $523,915 in the six months to December 31 2010 compared to $735,324 in the corresponding six months of 2009, despite not having the equivalent of the Equicap revenues of $1,796,140 in 2010.  Other income of $150,000 in the previous half year reflected forgiveness of debt from a settlement agreement reached with Kismet for producer’s fees.

The Company’s net interest expense increased from $348,534 (2009) to $701,726 (2010) mainly due to the accounting treatment of the convertible notes ($200,000 to Asher) issued at the end of the previous financial year.(See explanation of derivative accounting in loan note 10)

No tax provision or reversal was recorded in either period, as the Company has significant tax losses carried forward. The Company recorded a net loss in the six month period ending December 31, 2010 of $209,265 as compared to a net profit of $501,280 in the six month period ended December 31, 2009.

Financial Statements

The financial statements included in this Report of Foreign Private Issuer on Form 6-K have not been reviewed  by the Company's independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

SEVEN ARTS PICTURES PLC

April 14, 2011	By:	/s/ Peter Hoffman
Peter Hoffman
Chief Executive Officer